Exhibit 99.1

UTime Limited

Director Offer Letter

August 25, 2026

Mr. Zhenhong Li:

UTime Limited (the “Company”) is pleased to inform you that, upon the recommendation of the Nominating and Corporate Governance Committee and approval by the Board of Directors of the Company on August 25, 2026, you are hereby appointed as an independent director of the Company, effective August 25, 2026.

Your appointment is to fill the vacancies resulting from the resignation of Mr. Hailin Xie. Your positions shall include the following:

1. Member of the Board of Directors;

2. Chair of the Compensation Committee;

3. Member of the Audit Committee; and

4. Member of the Nominating and Corporate Governance Committee.

The Board has determined that you satisfy the independence requirements set forth in Nasdaq Rule 5605.

During your term of service, you shall comply with all applicable laws and regulations, stock exchange rules, the Company’s amended and restated memorandum and articles of association, corporate governance policies, and any other policies and procedures adopted by the Board from time to time. You are expected to perform your duties as a director diligently, prudently, and in the best interests of the Company and its shareholders.

As approved by the Board, your compensation for serving in the above positions shall be USD $3,000 per month, payable in cash or its equivalent value in the Company’s stock, subject to the Company’s applicable compensation policies, internal procedures, and applicable legal and regulatory requirements.

Please confirm your acceptance of the appointment by signing below.

Sincerely,

UTime Limited

By:	/s/ Hengcong Qiu
Name:	Hengcong Qiu
Title:	Chief Executive Officer
Date:	August 25, 2026

Acknowledged and Accepted:

I, Zhenhong Li, hereby accept the appointment as an independent director of UTime Limited, Chair of the Compensation Committee, member of the Audit Committee, and member of the Nominating and Corporate Governance Committee, effective August 25, 2026.

Signature:	/s/ Zhenhong Li
Name:	Zhenhong Li
Date:	August 25, 2026